FORM OF AMENDMENT TO

SUBADVISORY AGREEMENT

This Amendment, dated as of March 31, 2023, is to the Subadvisory Agreement dated as of May 1, 2019 by and between FRANKLIN ADVISERS, INC., a California corporation (“FAV”), and FRANKLIN TEMPLETON INSTITUTIONAL, LLC, a Delaware limited liability company (“FT Institutional”). as amended to date (the “Agreement”).

WITNESSETH:

WHEREAS, FAV and FT Institutional wish to amend Section 3(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund, approved the following amendment at a meeting called for such purpose on February 27, 2023.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

3.  (a) FAV shall pay to FT Institutional a monthly fee in U.S. dollars equal to 0.26% of the net assets of the Franklin Investment Grade Corporate Strategy portion of the Fund’s portfolio, calculated daily, as compensation for the services rendered and obligations assumed by FT Institutional during the preceding month.

The sub-advisory fee under this Agreement shall be payable on the first business day of the first month following the effective day of this Agreement and shall be reduced by the amount of any advance payments made by FAV relating to the previous month.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN ADVISERS, INC.

By:

Name: Edward D. Perks

Title: President

FRANKLIN TEMPLETON INSTITUTIONAL, LLC

By:

Name: Laura F. Fergerson

Title: Vice President